Sanofi-aventis and US Biopharmaceutical Company Micromet Sign Global

Collaboration and License Agreement

for New Solid Tumor BiTE Antibody

Paris, France – October 29, 2009 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and Micromet, Inc. (Nasdaq: MITI) announced today a global collaboration and license agreement to develop a BiTE® antibody against an antigen present at the surface of carcinoma cells. BiTE antibodies are novel therapeutic antibodies that activate patients’ T cells to seek out and destroy cancer cells.

Under this agreement, Micromet will be mainly responsible for the discovery, research and development of the BiTE antibody through the completion of phase 1 clinical trials under the supervision of a Joint Steering Committee. Sanofi-aventis will then have the full responsibility for the further development, as well as for the worldwide commercialization of the BiTE antibody.

“Micromet’s BiTE antibodies represent a promising new approach to treating cancer,” declared Marc Cluzel, Senior Vice-President R&D, sanofi-aventis. “We believe BiTE antibodies have the potential to significantly expand the treatment options that we can offer to cancer patients in the future.”

“We are very pleased to start a new BiTE antibody program with sanofi-aventis,” said Christian Itin, Micromet’s Chief Executive Officer. “As we continue to make progress in the clinical development of our BiTE antibodies for hematological cancers and solid tumors, this collaboration with sanofi-aventis further validates the BiTE antibody technology and creates the opportunity to expand the pipeline of BiTE antibodies for the treatment of solid tumors.”

Under the terms of the agreement, sanofi-aventis agreed to pay Micromet an upfront cash payment of 8 million euros following signature of the agreement. Micromet is eligible for development and regulatory milestone payments of up to 162 million euros, royalties on worldwide product sales and will receive additional performance-based sales milestones of up to 150 million euros.

About BiTE Antibodies

BiTE® antibodies are designed to direct the body’s cytotoxic, or cell-destroying, T cells against tumor cells, and represent a new therapeutic approach to cancer therapy. Typically, antibodies cannot engage T cells because T cells lack the appropriate receptors for binding antibodies. BiTE antibodies have been shown to bind T cells to tumor cells, ultimately inducing a self-destruction process in the tumor cells referred to as apoptosis, or programmed cell death. In the presence of BiTE antibodies, T cells have been demonstrated to serially eliminate tumor cells, which explains the activity of BiTE antibodies at very low concentrations. Through the killing process, T cells start to proliferate, which leads to an increased number of T cells at the site of attack.

About Micromet, Inc.

Micromet, Inc. is a biopharmaceutical company developing novel, proprietary antibodies for the treatment of cancer, inflammation and autoimmune diseases. Its product development pipeline includes novel antibodies generated with its proprietary BiTE® antibody platform, as well as conventional monoclonal antibodies. Two of Micromet’s BiTE antibodies and three of its conventional antibodies are currently in clinical trials. Micromet’s preclinical product pipeline includes several novel BiTE antibodies generated with its proprietary BiTE antibody platform technology. Micromet’s collaboration partners include Sanofi-Aventis, Bayer Schering Pharma, Merck Serono, MedImmune and Nycomed.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements for sanofi-aventis

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofiaventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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